UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

        Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-51240

HORIZON PCS, INC.
(Exact name of registrant as specified in its charter)

68 East Main Street, Chillicothe, Ohio, 45601-0480, (740) 772-8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to Purchase Common Stock
Common Stock, $.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date: 99.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon PCS, Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

HORIZON PCS, INC.

DATE: November 13, 2003	By: /s/ William A. McKell
William A. McKell Chairman of the Board, President and Chief Executive Officer